CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 28, 2006 relating to the financial statements and financial statement schedules of Loral Space & Communications Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the adoption of fresh-start reporting, the change in the method of accounting for stock-based compensation, accounting for discontinued operations and the change in method of accounting for convertible redeemable preferred stock), and management’s report on the effectiveness of internal control over financial reporting appearing in the Annual Report on Form 10-K of Loral Space & Communications Inc. for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

DELOITTE & TOUCHE LLP
New York, NY
November 13, 2006